Exhibit 99.a

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE                                                                                                                                            August 9, 2004
Contact:    Investor Relations
                Albert W. Atallah
                Phone: (858) 668-1808 ext.206
                e-mail: info@thunderbirdgaming.com

Message to our Shareholders on 2004 Second Quarter Results and
Update on Future Developments

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces its financial results for the second quarter ended June 30, 2004. All figures are in US dollars.

Q2 Results:

Revenues from continuing operations for the second quarter of 2004 were $6.3 million, an increase of 21% over 2003 revenues from continuing operations of $5.2 million for the same period. The Company's 50% interest in Costa Rica contributed revenues of $543 thousand for the quarter. The Costa Rica operations began in Q4 2003 and had no impact on the Company's revenue performance in Q2 2003. Revenue growth from existing operations with comparable performance, quarter over quarter, was 10%. This increase in revenue from continuing operations is very encouraging and is the result of greater market share in Panama and the addition of operations in Costa Rica. Net income for the quarter was $610 thousand compared to $684 thousand in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted $180 thousand collectively by continuing development efforts in Chile and NAFTA expenses in Mexico. Additionally, the comparable results of Q2 2003 included a one-time gain of $311 thousand. The earnings per share for the quarter were $0.03 compared to $0.03 per share for the same period in 2003.  The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), before the impact of one-time items, of $1.7 million for the quarter compared to $1.2 million for the same period in 2003. The Company's working capital deficiency continues to improve, as the working capital deficiency decreased from $815 thousand at December 31, 2003 to $358 thousand at June 30, 2004. In Panama, 2004 revenues posted an 8.7% gain for the quarter compared to the same period last year. Earnings for the quarter in Panama increased dramatically following the operations return to its normal marketing and promotional expenses. In Guatemala, revenues for the second quarter increased 4.4% over the same period in 2003, benefiting from an average of 27 more machines during the respective period. In Nicaragua, the two casinos generated strong revenues of $1.8 million for the quarter, similar to its performance in Q2 2003. In local currency, Nicaragua revenues for the quarter grew 17% over the same period in 2003. However, the impact of foreign exchange created a constant US dollar performance. The Company's 21% interest in the operation has contributed $136 thousand to the six months profit of the Company, $28 thousand of which was recorded in the second quarter. In Venezuela, the operation continues to generate record revenues in its local currency. Buoyed by a record revenue month in June 2004, revenues grew 54% in the quarter over the same period in 2003. The entity posted operating

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com profit of $557 thousand for the quarter, before the impact of foreign exchange, and continues to meet its operating obligations. For the six months ended June 30, 2004, the operations posted net income of $84 thousand, including foreign exchange. The Company is pleased that construction of the "Events Center" at the Intercontinental Hotel in Puerto Ordaz has been completed. This "Events Center" is an added boost to attracting patrons into the Fiesta Casino.

NAFTA Proceedings:

The Company filed its final brief in the NAFTA arbitration on August 2, 2004. The matter is now fully submitted to the three member arbitration tribunal. A decision on the case is expected sometime in the fall of this year.

Update on Future Development:

Chile: The Company's development efforts in Chile continue to advance. Two "Site Development Agreements" have been signed and two more are in advanced stages. All projects are supported by significant business development to assure that we are positioned to submit strong public bids for the four markets. In addition, the Company is negotiating financing for these projects, which may include significant additional infrastructure such as hotels, event centers and other tourism-focused infrastructure and services.

As stated in previous releases, the law is currently in the last committee in the Senate and passage is expected this year, with bids in Q1 or Q2 2005.

Nicaragua: Construction has begun on a new Pharaohs Casino at the Camino Real Hotel near the International airport in Managua. The Camino Real is a 150 room luxury hotel with convention facilities, spa and extensive parking. The hotel is operated by Grupo Imperial, the operator of all Princess Hotels in Central America. It is approximately 1200 m2 and is expected to be completed in December 2004. Planned gaming positions include 144 machines and 56 table game positions. The ten year lease includes the option to purchase the entire hotel property. The casino structure fronts the Pan American Highway at the northern entrance of a newly constructed four lane freeway. The property is located within one mile of the Managua International Airport and the largest free trade zone in Nicaragua employing over 35,000 people. Over 4,000 existing customers live within two miles of this new facility. This important geographical addition will continue to strengthen the Local Company's market position in Nicaragua.

Costa Rica: The Company's 50% interest in its Costa Rica operations now includes 2 casinos and a slot route. July 2004 marked the first full month of revenues from all 3 operations, which collectively have 68 table positions and 345 slot positions. Since initial operations began on October 1, 2003, revenues for the 10 months through July 31, 2004, totaled nearly $2 million.

Revenues in the first month of operation were $106 thousand. The operations generated revenues of $396 thousand in July. The Company completed financing of $4.7 million for development of a new gaming opportunity in Costa Rica (Fiesta Casino Alajuela). Two other small Casino projects are also under negotiation. The Alajuela Casino will be located within walking distance from the San Jose, Costa Rica International Airport on the Hampton Inn
property. The Fiesta Casino Alajuela project is designed to be Thunderbird's flagship operation in Costa Rica, and to be the premier casino project in San Jose. It is adjacent to two Hampton Inn hotels (combined 200 rooms) and will be the closest casino to over 800,000 Costa Ricans, most of whom are middle to upper class. The Alajuela Casino will have 950m2 of gaming space with 200 machines and 84 table positions. The casino project will have a Denny's Restaurant, a U.S. chain

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com restaurant that has proven to be very popular in Costa Rica. A Thunderbird themed bar and restaurant will also be incorporated into the project.

Philippines: In 1997, the Company began development and operation in the Latin American gaming market. Thunderbird is now the co-owner and operator of twelve profitable, fully licensed gaming businesses located in five Latin American countries (Costa Rica, Guatemala, Nicaragua, Panama and Venezuela). Four additional projects are in development. Strong growth is planned in Latin America in the next five years for the Company. Now, eight years later, the Company has positioned itself to enter the South East Asian gaming market. The Company has signed a conditional letter of intent to develop, own and operate a casino in Manila through a license issued to a local Company by the gaming authorities, the Philippine Amusement and Gaming Corporation ("PAGCOR"). The license is the first issued by the gaming authority to a private company allowing both local and international play at a casino operated by a nongovernmental entity. The project will be known as "Fiesta Casino Manila". The existing local market Philippines casinos are operated by the state owned PAGCOR, which is widely recognized as transparent and professionally operated. It will regulate and monitor the business of Fiesta Casino Manila. Fiesta Casino Manila is located in a new Special Economic Zone (SEZ). A SEZ is required for obtaining a private casino license. This approximate 26 hectare SEZ borders an 18-hole golf course, which is already developed and successful. It contains a 43-room hotel resort which will be remodeled and expanded into a hotel and Casino. This development requires $7.5 million to refurbish the hotel and to build the casino. Thunderbird will loan approximately $7.5 million secured against the SEZ real estate appraised at $17 million. Loan terms are to be negotiated. Thunderbird will receive approximately 50% of the shares of the real estate company, which owns all the SEZ, and 60% of the shares of the Casino operating company.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at. The Company moved its corporate offices to a new location just north of San Diego, California.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. The Q2 interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. The Q2 interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward -looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time -to time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com